STATEMENT OF INVESTMENTS
Dreyfus Premier Growth And Income Fund
December 31, 2006 (Unaudited)

Common Stocks--97.5%	Shares	Value ($)
Consumer Discretionary--8.4%		
AutoZone	1,093 a	126,307
Best Buy	6,509	320,178
Comcast, Cl. A (Special)	8,985 a	376,292
Federated Department Stores	11,593	442,041
Gap	7,949	155,005
Harman International Industries	1,256	125,487
Limited Brands	6,096	176,418
Marriott International, Cl. A	2,740	130,753
Tiffany & Co.	8,413	330,126
Walt Disney	9,951	341,021
Williams-Sonoma	3,003	94,414
		2,618,042
Consumer Staples--13.7%		
Altria Group	5,651	484,969
Avon Products	15,489	511,756
Cadbury Schweppes, ADR	3,738 b	160,472
Colgate-Palmolive	9,468	617,692
Dean Foods	5,603 a	236,895
PepsiCo	7,149	447,170
Procter & Gamble	9,395	603,817
Safeway	6,624	228,925
SYSCO	5,314	195,343
Unilever (NY Shares)	6,076	165,571
Wal-Mart Stores	14,127	652,385
		4,304,995
Energy--5.1%		
Chevron	3,460	254,414
Exxon Mobil	10,820	829,137
Peabody Energy	3,080	124,463
Schlumberger	6,054	382,371
		1,590,385
Exchange Traded Funds--4.6%		
iShares Russell 1000 Growth Index Fund	8,689	478,156
NASDAQ-100 Trust Series 1	11,400 b	492,024
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	3,398 b	481,463
		1,451,643
Financial--10.7%		
Allstate	6,473	421,457
American International Group	3,458	247,800
Charles Schwab	31,495	609,113
Chicago Mercantile Exchange		
Holdings, Cl. A	296	150,886
Citigroup	3,868	215,448
Goldman Sachs Group	2,267	451,926
JPMorgan Chase & Co.	9,854	475,948
Morgan Stanley	4,324	352,103
Nasdaq Stock Market	4,219 a	129,903
State Street	3,381	228,015
Western Union	3,556	79,726
		3,362,325

Health Care--12.5%		
Allergan	3,949	472,853
Amgen	5,250 a	358,627
Bristol-Myers Squibb	6,054	159,341
Covance	2,669 a	157,231
Eli Lilly & Co.	2,884	150,256
Genzyme	2,415 a	148,716
Johnson & Johnson	9,394	620,192
MedImmune	10,272 a	332,505
Pfizer	9,373	242,761
Schering-Plough	18,622	440,224
Wyeth	6,863	349,464
Zimmer Holdings	6,314 a	494,891
		3,927,061
Industrial--8.1%		
AMR	6,570 a	198,611
Continental Airlines, Cl. B	5,990 a,b	247,087
Corning	14,101 a	263,830
Empresa Brasileira de Aeronautica,		
ADR	4,541	188,134
General Electric	27,441	1,021,080
Masco	7,774	232,209
US Airways Group	2,609 a	140,495
Waste Management	7,108 a	261,361
		2,552,807
Information Technology--19.1%		
Accenture, Cl. A	7,683	283,733
Apple Computer	7,270 a	616,787
ASML Holding (NY Shares)	16,653 a	410,163
Broadcom, Cl. A	4,740 a	153,149
Cisco Systems	35,714 a	976,064
Diebold	9,178	427,695
EMC/Massachusetts	16,598 a	219,094
Hewlett-Packard	16,714	688,450
KLA-Tencor	3,347	166,513
Linear Technology	6,915	209,663
Marvell Technology Group	6,534 a	125,387
Motorola	9,055	186,171
Nokia, ADR	15,417	313,273
SanDisk	3,420 a	147,163
Seagate Technology	11,320	299,980
Sun Microsystems	29,474 a	159,749
Texas Instruments	9,322	268,474
Thermo Fisher Scientific	7,052 a	319,385
		5,970,893
Materials--.8%		
E.I. du Pont de Nemours & Co.	5,314	**258,845**
Technology Software & Services--14.5%		
Adobe Systems	16,098 a	661,950
Autodesk	7,210 a	291,717
Automatic Data Processing	5,314	261,714
Cognos	5,120 a	217,395
Electronic Arts	10,064 a	506,823
Google, Cl. A	1,478 a	680,589
Microsoft	45,456	1,357,316
Oracle	19,493 a	334,110
Yahoo!	8,458 a	216,017
		4,527,631

Total Common Stocks
    (cost $26,991,389)   **30,564,627**

Other Investment--2.3%

Registered Investment Company;

Dreyfus Institutional Preferred
    Plus Money Market Fund
      (cost $706,000)   706,000 [c]   **706,000**

Investment of Cash Collateral
  for Securities Loaned--4.5%

Registered Investment Company;

Dreyfus Institutional Cash
    Advantage Plus Fund
      (cost $1,423,488)   1,423,488 [c]   **1,423,488**

Total Investments (cost $29,120,877)	**104.3%**	**32,694,115**
Liabilities, Less Cash and Receivables	**(4.3%)**	**(1,346,332)**
Net Assets	**100.0%**	**31,347,783**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At December 31, 2006, the total market value of the fund's
    securities on loan is $1,381,046 and the total market value of the collateral held by the fund is $1,423,488.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference

to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.